

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2023

Sean Peace
Manager
RoyaltyTraders LLC
1053 East Whitaker Mill Rd., Suite 115
Raleigh, NC 27604

> **Re: RoyaltyTraders LLC**
> **Offering Statement on Form 1-A**
> **Post-qualification Amendments No. 11 and 12**
> **Filed February 17, 2023 and February 22, 2023**
> **File No. 024-11532**

Dear Sean Peace:

This is to advise you that we do not intend to review your amendments.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kathleen Krebs, Special Counsel at 202-551-3350 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Andrew Stephenson